UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Juno Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

48205A109

(CUSIP Number)

Robert J. Hugin

Executive Chairman

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 48205A109

1	Name of reporting person: CELGENE SWITZERLAND LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 10,275,265
	9	Sole dispositive power -0-
	10	Shared dispositive power 10,275,265
11	Aggregate amount beneficially owned by each reporting person 10,275,265
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.7% (1)
14	Type of reporting person* OO

(1)	The percentage ownership interest is determined based on 105,573,948 shares of Common Stock outstanding as of March 28, 2016, as reported by Juno Therapeutics, Inc. on its Form 8-K filed on March 28, 2016.

CUSIP No. 48205A109

1	Name of reporting person: CELGENE CORPORATION
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 10,275,265
	9	Sole dispositive power -0-
	10	Shared dispositive power 10,275,265
11	Aggregate amount beneficially owned by each reporting person 10,275,265
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.7% (1)
14	Type of reporting person* CO

(1)	The percentage ownership interest is determined based on 105,573,948 shares of Common Stock outstanding as of March 28, 2016, as reported by Juno Therapeutics, Inc. on its Form 8-K filed on March 28, 2016.

This Amendment No. 3 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2015, as amended by Amendment No. 1 filed with the Commission on August 4, 2015, and Amendment No. 2 filed with the Commission on December 21, 2015, with respect to common stock, par value $0.0001 per share (“Common Stock”), of Juno Therapeutics, Inc., a Delaware corporation (“Juno”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented by adding the Schedule A hereto. During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

Celgene Switzerland made the March 2016 Purchase (as defined in Item 4) with working capital of Celgene Switzerland set aside for the general purpose of investing.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

March 2016 Purchase

On March 28, 2016, Celgene Switzerland purchased an aggregate of 1,137,593 shares of Common Stock from Juno for an aggregate purchase price of approximately $46,999,996, or approximately $41.32 per share, for investment purposes (the “March 2016 Purchase”). The March 2016 Purchase was effected under section 2.3(a) of the Purchase Agreement, which is described under “Share Purchase Agreement—First Period Top-Up Rights” in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated as follows:

(a)-(b) The information contained on the cover pages of this Schedule 13D are incorporated herein by reference.

(c) The information contained in Item 4 under “March 2016 Purchase” is incorporated herein by reference. Celgene also acquired beneficial ownership of an additional 1,137,593 shares of Common Stock due to the March 2016 Purchase.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No modification.

Item 7.	Material to Be Filed as Exhibits.

No modification.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CELGENE CORPORATION

Date: March 29, 2016	By:	/s/ Thomas M. Perone
Thomas M. Perone
Assistant Secretary

CELGENE SWITZERLAND LLC

Date: March 29, 2016	By:	/s/ Kevin Mello
Kevin Mello
Manager

SCHEDULE A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of the Reporting Persons

The name, business address and present principal occupation or employment of each of the directors and executive officers of the Reporting Persons are set forth below. The business address of each director and executive officer is c/o 86 Morris Avenue, Summit, New Jersey 07901. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

CELGENE CORPORATION — BOARD OF DIRECTORS

Name And Position	Present Principal Occupation Or Employment

Robert J. Hugin	Executive Chairman of Celgene Corporation
Executive Chairman

Mark J. Alles	Chief Executive Officer of Celgene Corporation
Director

Richard W. Barker, D.Phil. Director (Citizen of the United Kingdom)	Director of the Centre for Accelerating Medical Innovations; Chairman of the Health Innovation Network of South London, UK; a member of the Board of iCO Therapeutics, Inc.; Chairman of Stem Cells for Safer Medicine; Chairman of International Health Partners; Chairman of Precision Medicine Catapult plc

Michael W. Bonney Director	Partner of Third Rock Ventures

Michael D. Casey Director	Formerly Chairman, President, Chief Executive Officer and a director of Matrix Pharmaceutical, Inc.

Carrie S. Cox Director	Chairman of the Board of Directors and Chief Executive Officer of Humacyte, Inc.

Jacqualyn A. Fouse, Ph.D. Director	President and Chief Operating Officer of Celgene Corporation

Michael A. Friedman, M.D.	Emeritus Chief Executive Officer of City of Hope
Director

Julia A. Haller, M.D. Director	Ophthalmologist-in-Chief of the Wills Eye Hospital

Gilla Kaplan, Ph.D. Director	Director of the Global Health Program, Tuberculosis, at the Bill and Melinda Gates Foundation

James J. Loughlin Director	Formerly National Director of the Pharmaceuticals Practice at KPMG LLP

Ernest Mario, Ph.D.	Chairman of the American Foundation for Pharmaceutical Education
Director

CELGENE CORPORATION — EXECUTIVE OFFICERS

Name	Title

Robert J. Hugin	Executive Chairman

Mark. J. Alles	Chief Executive Officer

Peter N. Kellogg	Executive Vice President and Chief Financial Officer

Jacqualyn A. Fouse, Ph.D.	President and Chief Operating Officer

Thomas O. Daniel, M.D.	Chairman of Celgene Research

Scott A. Smith	President, Inflammation & Immunology

Gerald Masoudi	Executive Vice President, General Counsel and Corporate Secretary

CELGENE SWITZERLAND LLC

Name And Position	Present Principal Occupation Or Employment

Kevin Mello Director (Citizen of Bermuda)	Associate Director, Treasury Operations of Celgene